November 1, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC
Amendment No. 3 to Registration Statement on Form S-1
Filed October 1, 2012
File No. 333-179941

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding”), and Prosper Marketplace, Inc., a Delaware corporation (“PMI”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 22, 2012, with respect to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-179941) filed with the Commission on October 1, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.	Please revise future amendments to make conforming changes to your disclosures, as applicable, based on the comments issued to Prosper Marketplace, Inc. on their periodic reports.

Response:   We have revised the disclosures in Amendment No. 4 to the Registration Statement, as applicable, based on the comments issued to PMI in connection with PMI’s periodic reports.  In addition, to the extent that comments regarding PMI’s periodic reports impact disclosures that aren’t made directly in the Registration Statement, such revised disclosures will be incorporated by reference into the Registration Statement by PMI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 2

 Prospectus Cover page

2.	In the second paragraph, please revise to note the listing will be described in a prospectus supplement as well as on your website.

Response:  We have revised the disclosure in the second paragraph of the prospectus cover page to state that each listing will be described in a prospectus supplement, in addition to being posted on the website.

Prospectus Summary, page 1

PMI Management Contracts, page 2

3.
In your disclosure in this section, as well as on the prospectus cover page and elsewhere in the document, you equate investors’ rights under the investment contracts with the obligations of PMI under the administration agreement.  The staff is not able to agree with this position, as it is the actions taken by PMI which helps to induce investors to purchase notes on the platform that gives rise to the existence of the investment contract between PMI and the investors, not the specific contractual arrangements between PMI and Funding.  For instance, PMI will engage in operating the website, conduct verification of borrower information, evaluate and revise the prosper rating, the expected loss rate, as well as engage in other executive functions for Funding.  Without these actions by PMI, investors would not be willing to purchase the notes and it is those actions that give rise to the investment contract.  Revise this section, the cover page and throughout the prospectus, to clearly describe the actions that PMI will take that give rise to the investment contract issued by PMI but not by Prosper Funding.

Response:  We respectfully submit that all of the actions described in this comment and in the Commission’s Cease and Desist Order are defined in, and will be performed by PMI pursuant to, the Administration Agreement.  Accordingly, we believe that the Administration Agreement defines the investment contracts and that PMI’s performance of the services defined in the Administration Agreement is what creates the investment contracts.  In response to this comment, and to avoid any confusion, we have revised the disclosure in the Registration Statement to clarify that the PMI Management Contracts will be created by the actions PMI has agreed to perform pursuant to the Administration Agreement.

PMI Management Contracts, page 3

4.	Please revise the language “may be deemed to be the issuer” to state that PMI “is the issuer” of an investment contract.

Response:  We revised the indicated disclosure to state that PMI “is the issuer” of the PMI Management Contracts.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 3

Risk Factors, page 12

5.
Revise the disclosure to include a prominent risk factor that communicates to investors the substantial risk that in the event of PMI’s or Funding’s bankruptcy, the investors may have their payments on the notes delayed, reduced or terminated, even if their portfolio of notes are appropriately diversified and the loans are paying on schedule. This risk factor should set up the additional disclosure that you provide regarding specific bankruptcy risks, including the uncertain treatment of the Prosper Funding structure in the event of PMI’s bankruptcy.

Response:  We respectfully submit that the risk factors in the Registration Statement fully disclose the material risks investors would face in the event of Prosper Funding or PMI’s bankruptcy, including the risk that payments on the Notes may be delayed or reduced.  We do not believe that the bankruptcy of Prosper Funding or PMI would cause Note payments to be terminated.  In addition, we do not believe there are any specific bankruptcy risks applicable to the contemplated transactions or relationships between Prosper Funding and PMI that have not been disclosed.

In response to this comment, however, we have moved the risk factors that pertain to the potential bankruptcy or Prosper Funding or PMI to the beginning of the “Risks Related to Prosper Funding and PMI, the Platform and Prosper Funding and PMI’s Ability to Service the Notes” section in an effort to make such risk factors more prominent.  In addition, we have made some revisions to clarify the risks of a PMI bankruptcy relative to the risks of a Prosper Funding bankruptcy, and we have expanded the risk factor entitled “Although Prosper Funding has been organized in a manner that is intended to minimize the likelihood that it will become subject to a bankruptcy proceeding, if this were to occur, the rights of the holders of the Notes could be uncertain, and payments on the Notes may be limited, suspended or stopped.  The recovery, if any, of a holder on a Note may therefore be substantially delayed and substantially less than the principal and interest due and to become due on the Note” to clarify that, in the event of Prosper Funding’s bankruptcy, payments on Notes may be delayed, reduced or terminated even if a Note holder’s portfolio of Notes is well diversified and the loans are paying on schedule.  We also have expanded the risk factor entitled “Arrangements for back-up servicing are limited.  If PMI fails to maintain operations, you may experience a delay and increased cost in respect of your expected principal and interest payments on your Notes, and Prosper Funding may be unable to collect and process repayments from borrowers” to clarify that, in the event of PMI’s bankruptcy, a Note holder’s ability to receive payments on Notes may be substantially impaired even if the Note holder’s portfolio of Notes is well diversified and the loans are paying on schedule.

6.	Add a risk factor to discuss the risks to investors in the notes in the event that Prosper Marketplace was to enter bankruptcy within 12 months of the asset and note transfer to Prosper Funding.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 4

Response:  We respectfully submit that a stand-alone risk factor addressing risks to Note holders in relation to PMI entering bankruptcy within twelve months of the asset and note transfer is unnecessary and would be confusing to investors.

Your reference to twelve months implies a concern that PMI’s transfer of the PMI Borrower Loans, PMI Notes and the platform might be treated as a voidable preference in a PMI bankruptcy proceeding due to Prosper Funding’s affiliation with PMI making it an “insider” for purposes of Section 547 of the Bankruptcy Code.

Based on consultation with special bankruptcy counsel, we believe there is no material risk of the transfer of such assets to Prosper Funding being treated as a “voidable preference” that would adversely affect Prosper Funding or the Note holders.  With respect to the Note holders, (i) the asset transfer will not be made on account of an antecedent debt of PMI to the Note holders and (ii) because the Notes will not have been issued and the related borrower loans will not have been funded at the time of the transfer, the Note holders will not directly benefit from the transfer.  With respect to Prosper Funding, (a) the asset transfer similarly will not be made on account of antecedent debt of PMI to Prosper Funding, and (b) a bankruptcy court applying existing statutory law and precedent should determine that (1) the “contemporaneous exchange” defense afforded under Bankruptcy Code Section 541(c)(1) is applicable to analyzing the transfer of the platform, PMI Borrower Loans, PMI Notes and proposed cash capital contributions against issuance to PMI of 100% of the membership interests in Prosper Funding (the value of which will equal the value of such assets at the time of such transfer), and (2) Prosper Funding, viewed as a creditor of PMI, did not receive from PMI more than it would have received from a distribution in a chapter 7 bankruptcy case of PMI.  Without the presence of these elements for a successful preference avoidance action, the twelve-month preference period is irrelevant.

Some preference risk exists in relation to the transfer of the PMI Borrower Loans, but this is a risk to PMI Note holders.  The transfer of the PMI Borrower Loans may confer an “indirect benefit” to holders of PMI Notes in the form of the accompanying improved security interest position relative to their current status as unsecured creditors of PMI.  Under Section 550 of the Bankruptcy Code, Prosper Funding could be required to return the PMI Borrower Loans to PMI’s bankruptcy trustee and PMI Note holders could revert to their pre-transfer status as unsecured creditors of PMI (and no longer be creditors of Prosper Funding), and be required to disgorge payments thereon received during the 90-day preference period.  For PMI Note holders, the relevant preference period would be 90 days, not twelve months.  Those outcomes would not have material negative consequences for holders of the Notes offered by this Registration Statement or for Prosper Funding.  As disclosed, holders of these Notes have no interest in or claim to proceeds of PMI Borrower Loans.  Even were Prosper Funding obligated to disgorge servicing fees it retained in relation to collections on PMI Borrower Loans during such preference period (1% of such collections), which we consider unlikely, the economic impact of such disgorgement would not be material to Prosper Funding’s solvency or continued ability to operate.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 5

If payments on the corresponding borrower loans related to your Notes become . . ., page 16

7.
Revise this section to disclose the average amount, net of collection fees, note holders have received on loans sent for collection.  Also, disclose the total number of loans that went into default where the lenders did not receive anything as a result of collections or as a result of a determination by Prosper that collection activities were not commercially reasonable.

Response:  In response to this comment, we have revised the risk factor by adding the following paragraph:

On average, Note holders have received $325, net of collection fees, on loans that were both funded through the platform since July 13, 2009 and sent to a collection agency.  In aggregate, Note holders have received approximately (i) 22% of the aggregate principal amount of pre-charged off loans sent to a collection agency, net of collection fees, and (ii) 3.2% of the aggregate principal amount of charged off loans sent to a collection agency, net of collection fees.  Approximately 1,916 loans funded through the platform since July 13, 2009, representing approximately $8.5 million aggregate principal amount, have been charged off with no recovery.

Federal law entitles borrowers who enter military service . . ., page 18

8.
In order to provide investors with an idea of the likelihood that this risk may impact their investment in your notes, please revise this section to identify the total number of loans that have been impacted by the provisions of the Servicemembers Relief Act.

Response:  In response to this comment, we revised the risk factor to disclose that, since July 14, 2009, six loans, representing an aggregate principal amount of $34,500, funded through the platform have been subject to the Servicemembers Civil Relief Act.

The proprietary technology that makes operation of the platform possible, page 28

9.
Please tell us why Funding is not taking steps to preserve its rights to the proprietary technology discussed in this section.  The heading suggests they have no patent; whereas the paragraph following says they “may not protect proprietary technology effectively.”  Please disclose why you perceive Funding’s actions as a risk.  In addition, please include a discussion regarding the proprietary interests in the “Prosper Rating,” as a component of this platform, and whether Funding intends to vigilantly protect those interests.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 6

Response:  Our “proprietary technology” consists of proprietary technologies, processes, know-how, and other information that may not be patentable.  Both Prosper Funding and PMI intend to protect proprietary interests in such technology, including the technologies, processes and know-how associated with the Prosper Ratings used by the platform.  In light of the significance of such technology, the failure of Prosper Funding or PMI to adequately protect such technology could cause competitive harm to Prosper Funding and PMI.  We believe that current and future competitors would gain a significant competitive advantage and reduce what we believe to be our current competitive advantage if such information were to be compromised.  As a result, Prosper Funding and PMI intend to protect such information vigilantly.  We have revised the disclosure to be consistent with the information conveyed in this response.

If the SEC deems Prosper Funding to be an asset-backed issuer, page 36

10.
While we note your response to prior comment 9, we do not agree with your analysis regarding the Exchange Act definition of asset-backed security.  However, because you are issuing notes and management contracts, and not asset-backed securities, please remove this risk factor.  We do not believe that such risk factor is appropriate under Item 503(c) of Regulation S-K, which specifies that the discussion be limited to “the most significant factors that make the offering speculative or risky.”

Response:  In response to this comment, we have removed the risk factor.  Based on conversations with the Staff, we understand that the Staff’s view is that the proposed offering does not involve an asset-backed security under either Regulation AB or Section 3(a)(79) of the Securities Exchange Act of 1934 (the “Exchange Act”).

About the Platform, page 40

11.
Please revise this section to clarify that the funds paid by borrowers on the notes are paid into the Fee Account, which is the property of Prosper Funding, and that Prosper Marketplace does not take possession of the cash flows during the collections and payment process, but instead only has the right to collect its fee out of excess cash flows available in Prosper Funding’s bank account.  If this description does not accurately reflect the parties’ understanding of the fee arrangements included in the Administration agreement, please provide the staff with the parties understanding of the ownership and rights to the cash from payments received on the notes.  Consider appropriate risk factor disclosure as well as revising your discussion of the operation of the platform under the revised issuer-manager model, based upon your response.

Response:  The Staff’s description of the fee arrangements in this comment is largely accurate.  Borrower loan payments are paid into a deposit account in Prosper Funding’s name (the “Deposit Account”) that Prosper Funding maintains with Wells Fargo Bank, N.A.  Prosper Funding makes payments on the Notes by transferring the appropriate funds from the Deposit Account to the FBO Account and allocating amounts received on specific borrower loans to the appropriate lender member accounts.  Prosper Funding transfers amounts due to it for servicing (i.e., the servicing fee currently set at 1%) from the Deposit Account to the Fee Account, which is also an operating account of Prosper Funding, as often as daily.  On a monthly basis, Prosper Funding will make payments to PMI out of the Fee Account.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 7

We have expanded the disclosure in the “About the Platform” section to clarify the payment process described above.  In addition, we will make minor clarifications to the Indenture so that the Indenture better explains the payment process.  We will re-file the revised Indenture when it is ready.

Risk Management, page 45

12.
While we note part of your response to prior comment 12, in which you indicate that you will revise the “Risk Management – The Prosper Rating System” section to disclose that PMI will regularly reassess the Prosper Ratings and will notify you if it believes that any changes to the system need to be made, we reissue the comment, in part.  Please revise the prospectus as you indicate that you will in the supplemental response.  We also note that you intend to include a cross reference to the “Risk Management – Comparing Estimated Loss Rates to Actual Losses” section.  It is unclear how the current “Risk Management – Comparing Estimated Loss Rates to Actual Losses” section provides detailed information regarding the process for reassessing Prosper ratings as that section states only that “[A]ctual performance relative to expectations is a major factor when deciding on adjustments to loss expectations going forward.” We may have further comment once you make the revisions.

Response:  We have revised the “Risk Management” section to disclose that PMI will regularly reassess the Prosper Rating system and will notify Prosper Funding of any changes to the Prosper Rating system that PMI believes are necessary.  We believe that the subsections within the “Risk Management” section—i.e., the “Prosper Rating Assigned to Listings,” “Prosper Score,” “Credit Score,” “Assigning Estimated Loss Rates,” “Calculating Loss Estimates,” and “Comparing Estimated Loss Rates to Actual Losses”—provide comprehensive disclosure regarding how the Prosper Ratings and estimated loss rates are calculated.  We have added disclosure to the first paragraph of the “Risk Management” section that directs the reader’s attention to those sections for more information about how Prosper Ratings and estimated loss rates are calculated and reassessed.  In addition, we have revised the “Comparing Estimated Loss Rates to Actual Losses” subsection to clarify that PMI will reassess the processes described in the preceding subsections on a monthly basis to ensure continued accuracy of Prosper Ratings and estimated loss rates.

13.	Please clarify in this section whether PMI continues to own or has transferred to Funding the intellectual property associated with the Prosper Rating.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 8

Response:  We have revised this section to clarify that PMI intends to transfer to Prosper Funding the software and intellectual property associated with the Prosper Rating system.

Assigning Estimated Loss Rates, page 47

14.
On page 47, you indicate that the current “expected loss rate table” that is in use is listed on your website.  Please provide us with your analysis as to why changes to the loss rates, or other inputs into the Prosper Rating do not reflect changes to the securities as registered.

Response:  Changes in Prosper Ratings or in estimated loss rates do not change the securities that have been registered on the Registration Statement.  Assuming that this comment is focused on the Notes and not the PMI Management Contracts, Notes being registered are debt securities that Prosper Funding will be obligated to repay to the extent that it receives payments from the borrowers whose loans were indirectly funded by such Notes.  Prosper Ratings and estimated loss rates serve two purposes in this context.  Their primary purpose is in pricing the Notes: the interest rate set for a particular loan is based in part on the Prosper Rating and estimated loss rate we calculate for that loan; the interest rate on the loan, in turn, determines the interest rate on the corresponding Notes.  As a result, changes in the manner in which we calculate Prosper Ratings and estimated loss rates affect the pricing of Notes.

The second, but related purpose served by the Prosper Ratings and estimated loss rates is to give lenders a sense of how likely it is that a loan will go into default.  A lender that is considering investing in a particular loan listing is presented with the Prosper Rating and estimated loss rate for that listing, which allows them to assess how likely it is that the loan will be repaid.  The Estimated Loss Rate Table illustrates the range of estimated loss rates that can be assigned to a listing, as well as the relationship between such loss rates, Prosper Scores and credit bureau scores.  The table thus gives Note purchasers additional context regarding the riskiness of a particular listing relative to other listings as well as additional detail regarding the components that determine each estimated loss rate.  As such, the Expected Loss Rate Table is also a disclosure tool that Note purchasers can use in choosing the loans they are willing to help fund on the platform.  In addition to being present on PMI’s website, the Expected Loss Rate Table is also included in the Registration Statement, under the heading “Est. Avg. Annual Loss Rate.”

In light of the purposes served by the Expected Loss Rate Table, we respectfully submit that changes to the table do not change the security being offered.  If anything, they constitute changes to the manner in which the securities registered are priced.  If we make fundamental changes in the composition of this table or to our methodology for calculating Prosper Ratings and estimated loss rates, PMI and Prosper Funding will, as is currently the case in the offering being conducted by PMI, file a post-effective amendment to the Registration Statement to reflect such a change.  Anything short of a fundamental change, however, will be reflected in a prospectus supplement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 9

Comparing Estimated Loss Rates to Actual Losses, page 49

15.
In the last paragraph on page 49, you reference how all vintages of loans, other than the 2012Q2 vintage, tracked below the average cumulative loss expectation.  However, in the tabular presentation on page 50, it appears that is was the second quarter of 2011 that had losses exceeding the loss expectations.  Please revise your disclosure or explain to us why there appears to be a discrepancy between the disclosure on page 49 and 50.  Also, please explain any factors identified by Prosper Marketplace to explain the fact that the loss rates exceeded the expected loss rates in that period and to address the impact of the higher than expected losses on the Prosper Rating model.

Response:  The reference on page 49 to the 2012Q2 vintage was incorrect.  We have revised the disclosure to refer to the 2011Q2 vintage.  In aggregate, actual losses for each vintage and Prosper Rating have been well-calibrated relative to our expectations.  Some vintages came in slightly higher than expectations and some slightly lower, but there have not been any instances of losses systemically or materially deviating from expectations.  We track loan performance relative to our estimates regularly and adjust those estimates to the extent we deem appropriate to more accurately reflect anticipated deviations from historical performance that may arise due to changes in the macro-economic or competitive environment, but we have not made any fundamental changes to our methodology for estimating loss rates or calculating Prosper Ratings based on any such review.

16.
We note that PMI’s Form 10-Ks, and the current prospectus, include disclosure regarding historical loan performance.  In order for investors to make a more timely evaluation of the relative strength of the Prosper Ratings, consider providing information on a quarterly basis in the Form 10-Qs.

Response:  In response to this comment, we will provide disclosure regarding loan performance on a quarterly basis in future Form 10-Qs, including the Form 10-Q for the period ended September 30, 2012.

Setting Interest Rates, page 65

17.
Revise this table, or the accompanying disclosure, to explain how Prosper calculates the APR and to distinguish between the various groups.  For example, we note that you present eight different groups of AA rated notes without meaningful disclosure to distinguish between the groupings.

Response:  We have revised this table to make it easier to understand.  The revised table presents six interest rate ranges for each Prosper Rating, with each range varying based on the loan term and whether the borrower has previously obtained a loan through the platform.  The precise interest rate that a borrower receives within a specified range depends on other factors that we believe affect the likelihood that a particular borrower will repay the loan.  Such factors include, but are not limited to, group affiliations, competitive conditions and the general economic environment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 10

Loan Servicing and Collection, page 74

18.
We note your response to prior comments 15 and 16.  Please confirm that to the extent you use a collection agency to service or otherwise collect on a material amount of the borrower loans, that you will include in your Exchange Act reports information about the collection agency and its performance in collecting on delinquent borrower loans throughout the reporting period.

Response:  We confirm that, to the extent we use a collection agency to service or otherwise collect on a material amount of borrower loans, we will include information about such collection agency or agencies in our Exchange Act reports, including information about such agency’s or agencies’ performance in collecting on delinquent borrower loans throughout the reporting period.

19.
We note your revisions in response to prior comment 17.  We believe that the disclosure remains confusing to investors as you refer to the fee charged to note holders as Prosper Funding’s servicing fee (see, e.g., pages 2 and 6 of the prospectus) but also use the same term “servicing fees” in connection with payments made to PMI (see, e.g., pages 90 and 113 of the prospectus) stating that the amount of the “PMI Loan and Note Servicing Fees” will be in an amount equal to “90% of all servicing fees collected by or on behalf of Prosper Funding.”  Please revise so that investors understand the distinction between the annual fee charged to note holders and the servicing fees that Prosper Funding pays to PMI.  We suggest that you present the disclosure in a table if it will aid in understanding.

Response:  In response to this comment, we have revised the disclosure under the headings “PMI Fees” so that none of the fees that Prosper Funding will pay to PMI are described as “servicing fees.”  In addition, we have revised the disclosure in such sections to clarify that the relevant fees paid by Prosper Funding to PMI will be equal to “90% of all servicing fees collected from Note holders by or on behalf of Prosper Funding and all non-sufficient funds fees collected from Note holders by or on behalf of Prosper Funding.”

Indenture and Form of Notes, page 80

20.
Please revise to include a description of all material terms of the Indenture and terms of Notes and delete the language that the summary is not complete and is qualified in its entirety by the Indenture and form of note.

Response:  In response to this comment, we have deleted the language that the summary is not complete and is qualified by the Indenture and Form of Note.  We believe that the disclosure describes all the material terms of the Indenture and the Notes.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 11

21.
On page 82 of the prospectus, we note your identification of CSC Logic, Inc., as the back-up servicer and further note your description of CSC Logic, Inc., as “one of the world leaders in the information technology and professional services industry.”  Please provide quantitative or qualitative support for such statement.

Response:  In response to this comment, we have deleted the statement that CSC Logic, Inc. is “one of the world leaders in the information technology and professional services industry.”

Servicing Covenant, page 82

22.
We note your response to prior comment 15 regarding audit procedures.  As the audited financial statements of each of Prosper Funding and Prosper Marketplace, Inc. will be included in the registration statement and periodic reports, tell us whether the audits will cover the receipt, calculations, and disbursement of funds pursuant to the servicing agreement.  If the audits will not cover the receipt, calculation and disbursement of funds, consider providing appropriate risk factor disclosure to alert investors to the fact that this information will not be audited on an ongoing basis.

Response:  The audits of the financial statements of Prosper Funding and PMI will cover the receipt, calculations and disbursement of funds pursuant to the Administration Agreement.  Accordingly, we do not believe that additional disclosure is appropriate.

Termination and Replacement of Servicer, page 91

23.
While we note your response to prior comment 14 and discussion of termination and resignation of the servicer on pages 91 and 92 of the prospectus, please revise your prospectus to include additional disclosure regarding the selection of a successor servicer, including financial and other requirements that such successor servicer must meet.

Response:  We have revised the disclosure in this section to provide additional information about CSC Logic, Inc., the successor servicer with which Prosper Funding and PMI intend to enter into a back-up servicing agreement.  In addition, we have revised the disclosure to clarify that, in the event Prosper Funding must designate an additional or different successor servicer, it will seek to designate a servicer with experience and a reputation comparable to CSC Logic, Inc.

24.
Further, we note your statement on page 92 of the prospectus that Prosper Funding and PMI “expect to enter into a back-up servicing agreement with CSC Logic, Inc.,” but on page 82 of the prospectus, you state that Prosper Funding “currently has a backup servicing agreement with CSC Logic, Inc.”  Please revise throughout, including the risk factor on page 27, to reconcile such conflicting statements regarding the status of such backup servicing agreement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 12

Response:  Prosper Funding and PMI expect to enter into a back-up servicing agreement with CSC Logic, Inc., but they have not yet entered into such an agreement.  We have revised the disclosure throughout the prospectus to clarify that Prosper Funding and PMI expect to enter into such an agreement.  Where appropriate, we have made similar changes throughout the Registration Statement with respect to the other agreements relating to the platform that Prosper Funding expects to enter into but has not yet entered into.

Relationship with PMI, page 111

25.
We note your analysis in connection with our former comment 2 regarding the likelihood that Prosper Funding’s assets would be subject to claims by creditors of its parent, PMI, in the event of bankruptcy by PMI.  Please provide an opinion by bankruptcy counsel supporting this conclusion.

Response:  Special bankruptcy counsel to Prosper Funding will deliver an executed legal opinion to Prosper Funding only when each of the agreements contemplated by the offering (e.g., Asset Transfer Agreement, Administration Agreement, Indenture, agreements with WebBank) has been executed and delivered.  Prosper Funding’s special bankruptcy counsel will permit Prosper Funding to supply a draft copy of its opinion—and an executed copy, when available—to the Staff.  Any opinions, draft or otherwise, will not be expertized and therefore will not be included in the Registration Statement.  Prosper Funding will submit the opinions confidentially on a supplemental basis under Rule 418 of Regulation C.  As permitted by Rule 418, Prosper Funding will request that the Staff return the opinion to it as soon as practicable after the effectiveness of the Registration Statement.

26.
Please discuss the uncertain bankruptcy treatment of this structure, including any particularly unclear aspects of bankruptcy law as applied to the somewhat unique structure of this offering.  In addition, please provide an opinion by bankruptcy counsel supporting your conclusions.

Response:  We do not believe there are any bankruptcy risks applicable to the contemplated transactions or relationships between Prosper Funding and PMI that are not disclosed in the Registration Statement.  In response to this comment, however, we will add disclosure to this section about the risk to Note holders if Prosper Funding were to be substantively consolidated with PMI in the event of PMI’s bankruptcy.  In addition, we will provide a cross reference to the risk factor disclosures regarding the potential bankruptcy of Prosper Funding or PMI.

Transactions with Related Parties, page 126

Asset Transfer, page 126

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 13

27.
In this section and in your October 1, 2012 response to prior comment 6 from our June 22, 2012 letter, you indicate that the transfer of the PMI notes and underlying loans is a possible, but not certain, event.  Please tell us, and revise the disclosure in this section to clarify, the events that must occur in order for this part of the asset transfer to occur and the likely timing of those events.  If you anticipate that this part of the asset transfer may continue to be a conditional event at the time you seek effectiveness, please provide appropriate risk factor disclosure.

Response: We believe that the asset transfer, including the transfer of the PMI Notes and underlying loans, will become probable at the time we seek effectiveness.  We expect to pursue the asset transfer and related transition of the platform from PMI to Prosper Funding under the following timeline:

Step	Action
1
PMI will complete the comment process with respect to PMI’s registration statement on Form S-1 (the “PMI Replacement Shelf”) as soon as possible and will request that it be declared effective as soon as possible.

2
Prosper Funding will complete the comment process with respect to the Registration Statement as soon as possible and will request that it be declared effective as soon as possible.  However, it will not consummate the proposed asset transfer and note assumption until such time that the PMI Replacement Shelf has been declared effective and steps 3, 4 and 5, described below, have been completed.

3
PMI will file a post-effective amendment to the PMI Replacement Shelf to disclose information regarding the proposed asset transfer and note assumption.  PMI will not file this amendment until such time that Prosper Funding has resolved substantially all of the comments relating to the Registration Statement and it appears probable that the proposed asset transfer and notes assumption is going to occur. This amendment will include disclosure regarding the proposed transfer, as well as financial information such as pro forma financial statements.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 14

Step	Action
4	Prosper Funding and PMI will prepare the various changes to the platform, communications to borrowers and lenders and related communications that it intends to implement on consummation of the asset transfer and note assumption.

5	Prior to the asset transfer and note assumption, PMI and Prosper Funding will:
● Post the preliminary prospectus for the Registration Statement on the website
● Amend the Borrower and Lender Member Registration Agreements for the transition period between PMI and Prosper Funding
● Set up a “click-through” mechanism on the website that requires members to agree to the new Borrower and Lender Registration Agreements

6	PMI and Prosper Funding will consummate the asset transfer and note assumption, at which time they will execute the Asset Transfer Agreement and the Supplemental Indenture.

7	Following the consummation of the asset transfer and note assumption, PMI and Prosper Funding will file Item 1.01 and 2.01 Form 8-Ks for PMI and Prosper Funding to disclose entry into the asset transfer agreement and supplemental indenture. Prosper Funding’s Form 8-K will also include all of the other agreements that Prosper Funding is proposing to enter into in connection with its offering to the extent that such agreements were not executed at the time that the Registration Statement was declared effective. These documents will be incorporated by reference into the Registration Statement by PMI pursuant to a post-effective amendment to the Registration Statement.

8	PMI will file a post-effective amendment to the PMI Replacement Shelf to terminate its offering of Notes

Beneficial Ownership Table, page 131

28.
The percentages presented in the table regarding the percentage of your common stock held by 5% shareholders appear to be substantially influenced by the total number of shares that may be issuable upon conversion of your preferred shares.  Consider providing an explanatory note that discloses the current number outstanding, the total amount that is issuable if all of the preferred shares are converted, and the relevant percentages owned of each.  Please refer to Instruction 2 to Item 403 of Regulation S-K.

Division of Corporation Finance
U.S. Securities and Exchange Commission
October 31, 2012
Page 15

Response:  In response to this comment, we have added an explanatory note to the beneficial ownership table that discloses the current number of shares of common stock outstanding, the total number of shares of common stock that would be outstanding if all preferred stock, warrants and options were converted into shares of common stock, and the percentage ownership of the directors, officers and 5% shareholders on a fully diluted as-converted basis.

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In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 4 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,

/s/ Sachin Adarkar

Sachin Adarkar
Secretary

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004